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                              [BIOVAIL LETTERHEAD]                  EXHIBIT "D"



                                FOR:           BIOVAIL CORPORATION INTERNATIONAL
                                APPROVED BY:   Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
                                CONTACT:       Investor Relations: Donna Stein/
                                               Dan Durkin/Cindy Hintelmann
                                               Press: Stacy Berns
                                               Morgen-Walke Associates
                                               (212) 850-5600


FOR IMMEDIATE RELEASE


              BIOVAIL REPORTS FIRST QUARTER 1997 FINANCIAL RESULTS


          --CONFIRMS ANDA FILING FOR GENERIC CARDIZEM CD IN THE U.S.;
            SIGNS NEW EUROPEAN LICENSING AGREEMENTS FOR TIAZAC(R)--

     TORONTO, Canada, April 28, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today reported first quarter financial results for the period ended March 31, 1997. The Company also confirmed it has submitted an Abbreviated New Drug Application (ANDA) for Cardizem CD to the U.S. Food and Drug Administration
(FDA) and has signed additional licensing agreements with European partners for Tiazac(R), Biovail's once-daily formulation of the calcium channel blocker, diltiazem.

     Revenues for the first quarter of 1997 were $16.4 million, compared with $16.3 million reported for the first quarter of 1996. Net income increased 18% to $5.6 million, or $0.22 per share, in the first quarter of 1997 compared with net income of $4.7 million, or $0.18 per share, in 1996. The prime contributor for the increase in profit was improved margins on Tiazac(R) sales due to the higher proportion of trade vs. sample sales in 1997 compared to 1996. Eugene Melnyk, Chairman, commented, "We are very pleased with our first quarter results which meet or exceed analyst expectations. Continued Tiazac(R) penetration in the U.S. diltiazem market contributed significantly and we anticipate further growth in penetration in coming quarters."


                              [BIOVAIL LETTERFOOT]
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     Biovail also confirmed that it has submitted an ANDA for a generic version of Cardizem CD to the FDA. This product represents a $700 million market in the U.S. and is marketed by Hoechst Marion Roussel. Mr. Melnyk commented, "This recent ANDA submission is an important milestone for the Company, as we continue to demonstrate our ability to develop important pharmaceutical products with significant market potential. In addition, we successfully completed studies required for an ANDA filing of a generic version of Verelan, which we expect to submit to the FDA very shortly. With two previously filed ANDAs pending at the FDA, we are very excited about our prospects to bring additional products to market in the coming year." Biovail also has eight other products in advanced stages of development in its product pipeline.

     In addition, the Company has signed new marketing partnerships for Tiazac(R) in Germany and The Netherlands. In Germany, Biovail signed licensing agreements with Ratiopharm GmbH, a subsidiary of Merckle GmbH, and Heumann GmbH, a division of Searle, USA. Ratiopharm is a leading German generic pharmaceutical company and Heumann is a premiere marketer of pharmaceutical products, with more than 250 sales representatives covering Germany. In The Netherlands, Biovail has signed an agreement with Zambon B.V., a multinational manufacturer and marketer of pharmaceutical, chemical and hospital home care products.

     The Company reported that new prescription data indicates that Tiazac(R)'s market share has increased to 9.3% of new, once-daily diltiazem prescriptions written in the U.S. "Tiazac(R) continues to perform well and is meeting all expectations," said Mr. Melnyk. "In Europe, we have begun shipping product to Dupont Merck, our licensing partner in the United Kingdom and Ireland, and will start to record revenues in the second quarter of 1997. The new licensing agreements announced today are important additions to the strong network we are creating to address the European Community, which collectively represents a $400 million diltiazem market. With licensing agreements now signed for the UK, Ireland, France, Spain, Germany and The Netherlands, we will continue to aggressively pursue agreements in other European countries."

     Mr. Melnyk concluded. "Our recent approval for Tiazac(R) in five dosage strengths (120mg, 180mg, 240mg, 300mg and 360mg) by the Health Protection Branch in Canada marks the beginning of a very focused marketing and sales campaign aimed directly at physicians by our newly-created, wholly-owned subsidiary, Crystaal Corporation, known previously as Biovail Pharma. Crystaal will generate initial revenues in the second quarter of 1997. In addition, Crystaal will also market Biovail's existing controlled release product portfolio, as well as select in-licensed branded products, throughout Canada. For example, Crystaal has reached an agreement with Forest Laboratories Inc. to in-license Flumadine(R), an anti-viral drug used for the treatment of influenza A."
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     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.
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                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
            (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED
                         IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                THREE MONTHS ENDED
                                                     MARCH 31,
                                               --------------------
                                               1997            1996
                                               ----            ----
REVENUE
 Contract                                 $       740     $     1,157
 Manufacturing                                 13,290          12,771
 Royalty and licensing                          2,362           2,346
                                          -----------     -----------
                                               16,392          16,274
                                          -----------     -----------
EXPENSES
 Cost of contract revenue                         484             929
 Cost of manufactured goods sold                4,323           5,464
 Research and product development               3,065           2,039
 Selling, general and administrative            2,647           2,943
                                          -----------     -----------
                                               10,519          11,375
                                          -----------     -----------
OPERATING INCOME                                5,873           4,899
INTEREST INCOME (EXPENSE), net                    (15)            170
                                          -----------     -----------
INCOME BEFORE INCOME TAXES                      5,858           5,069
PROVISION FOR INCOME TAXES                        308             382
                                          -----------     -----------
NET INCOME                                $     5,550     $     4,687
                                          ===========     ===========
EARNINGS PER SHARE                        $      0.22     $      0.18
                                          ===========     ===========
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                  25,430,000      25,343,000
                                          ===========     ===========

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                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                         MARCH 31,              DECEMBER 31,
                                           1997                     1996
                                       ------------             ------------
                                        (UNAUDITED)


                ASSETS

CURRENT
Cash and short-term deposits              $ 6,710                    $ 4,256
Accounts receivable                        12,839                     10,364
Inventories                                 9,670                      8,134
Executive stock purchase plan loans         2,541                      2,512
Deposits and prepaid expenses               1,294                      1,063
                                        ---------                  ---------
                                           33,054                     26,599
FIXED ASSETS                               24,838                     24,819
OTHER ASSETS                                7,051                      7,188
                                        ---------                  ---------
                                          $64,943                    $58,606
                                        =========                  =========

                LIABILITIES

CURRENT
Bank indebtedness                         $ 3,717                    $     -
Accounts payable                            5,824                      5,468
Accrued liabilities                         1,882                      1,738
Income taxes payable                          989                        808
Customer prepayments                        4,151                      6,681
Current portion of long-term debt           1,950                      2,298
                                        ---------                  ---------
                                           18,513                     16,993

LONG-TERM DEBT                              4,010                      4,670
                                        ---------                  ---------
                                           22,523                     21,663
                                        ---------                  ---------

        SHAREHOLDERS' EQUITY

Share capital                              14,505                     14,614
Retained earnings                          28,262                     22,712
Cumulative Translation account               (347)                      (383)
                                        ---------                  ---------
                                           42,420                     36,943
                                        ---------                  ---------
                                          $64,943                    $58,606
                                        =========                  =========

